Exhibit 99

Marine Products Corporation Announces Tender Offer

ATLANTA, August 17, 2016 – Marine Products Corporation (NYSE: MPX) (the “Company”), a leading manufacturer of fiberglass boats, today announced that it expects to commence a tender offer for up to 3.2 million shares of its common stock at a price per share of $9.00, with the right to increase the tender offer to up to 3.5 million shares. The closing price of the Company's common stock on Tuesday, August 16, 2016, the last full trading day before the announcement of our intention to make the tender offer, was $8.50 per share. The 3.2 million shares sought in the tender offer represent approximately 8.3% of the Company’s shares currently outstanding. Our Board of Directors believes that the tender offer provides an efficient method of returning capital to our shareholders while providing long-term shareholder value.

If Company shareholders tender more than 3.2 million shares, as it may be increased, the Company will purchase shares from all shareholders who properly tendered shares, on a pro rata basis based on the aggregate number of shares tendered.

The tender offer is expected to commence on August 26, 2016 or shortly thereafter and expire at 11:59 p.m., New York City time, on November 1, 2016, five days after the anticipated release of the Company’s third quarter financial results, unless extended by the company. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the tender offer materials.

The tender offer is not subject to a financing condition. The company expects to fund the share purchases in the offer from its existing cash and cash equivalents. R. Randall Rollins, Gary W. Rollins and Henry B. Tippie, and their affiliates, including the majority shareholder of the Company, do not intend to participate in the tender offer. The Company expects that other directors and executive officers may participate.

Specific instructions and a complete explanation of the terms and conditions of the tender offer will be contained in the offer to purchase and related materials that are expected to be mailed to shareholders beginning on or about August 26, 2016.

American Stock Transfer will serve as the depositary for the tender offer.

Neither the Company, its directors, nor the depositary makes any recommendation as to whether to tender shares or as to the price at which to tender them. Shareholders will be able to obtain copies of the offer to purchase, related materials filed by the company as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission ("SEC") through its internet address at www.sec.gov without charge when these documents become available. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.

Additional Information Regarding the Tender Offer

This communication is for informational purposes only, is not a recommendation to buy or sell the Company's common stock, and does not constitute an offer to buy or the solicitation to sell shares of the Company's common stock. The tender offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that the Company expects to file on or about August 26, 2016 with the SEC. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Once the tender offer has commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that the Company will be filing with the SEC at the SEC's website at www.sec.gov.

For more information on Marine Products Corporation visit our website at www.marineproductscorp.com.

Forward-Looking Information

Certain statements and information included in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements that look forward in time or express management’s beliefs, expectations or hopes. In particular, such statements include, without limitation, our belief regarding the benefits of the tender offer and its anticipated timing. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Marine Products Corporation to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.

These risks include material changes in our stock price or in market conditions in general, as well as risks impacting our business in general. Additional discussion of factors that could impact our business and the proposed tender offer is contained in Marine Products' Form 10-K, filed with the Securities and Exchange Commission for the year ending December 31, 2015.

For information contact:

BEN M. PALMER	JIM LANDERS
Chief Financial Officer	Vice President, Corporate Finance
(404) 321-7910	(404) 321-2162
irdept@marineproductscorp.com	jlanders@marineproductscorp.com